Exhibit (a)(5).2

NEWS FOR IMMEDIATE RELEASE 1341 West Mockingbird Lane • Dallas, Texas 75247 • www.txi.com

972.647.6730
Kenneth R. Allen	Fax 972.647.3964
Vice President and Treasurer	Email: investor@txi.com

Texas Industries, Inc. Announces Pricing of Offer to Exchange Common Stock for

5.5% Shared Preference Redeemable Securities

DALLAS, TEXAS – May 8, 2006 –Texas Industries, Inc. (NYSE: TXI) today announced the pricing of its offer to exchange shares of its common stock for each outstanding share of TXI Capital Trust I’s 5.5% Shared Preference Redeemable Securities due 2028 (NYSE: TXI PrS), commenced on April 12, 2006.

TXI is offering to exchange 0.98914 shares of its common stock for each outstanding 5.5% trust security. The number of shares of common stock to be exchanged for each 5.5% trust security (the “Exchange Amount”) was fixed after 5:00 p.m. EST on Friday, May 5, 2006 (the “Pricing Date”), on the basis of the pricing formula set forth in the related offering circular dated April 12, 2006, as amended May 1, 2006 (the “Offering Circular”). The Exchange Amount is equal to the sum of (i) 0.97468 shares of Common Stock, and (ii) a number of additional shares of common stock equal to $0.83 divided by $57.38, which is the volume-weighted average price of our common stock over the ten-day trading period beginning on April 24, 2006 and ending on the Pricing Date. The exchange offer is subject to the satisfaction of certain conditions.

The exchange offer is being made pursuant to the Offering filed on a Schedule TO by TXI with the Securities and Exchange Commission. A copy of the Offering Circular and other documents relating to the exchange offer may be obtained from TXI’s information agent, D.F. King & Co., Inc., at (212) 269-5550 (collect) or (800) 431-9633. Questions regarding procedures for tendering in the offer should be directed to TXI’s exchange agent, J.P. Morgan Trust Company, National Association, at toll free (800) 275-2048.

This press release is merely a notification of pricing of an existing exchange offer and is not an offer or solicitation for the exchange of the 5.5% trust securities (CUSIP No. 873119200) for common stock, which can only be made on the terms and subject to the conditions described in the exchange offer statement (including the Offering Circular, a related letter of transmittal and other offer documents) filed with the Securities and Exchange Commission. The tender offer statement is available at no charge on the SEC’s Web site at www.sec.gov. The tender offer statement contains important information that should be read carefully before any decision is made with respect to the offer.

TXI is the largest producer of cement in Texas and a major cement producer in California. TXI is also a major supplier of construction aggregates, ready-mix concrete and concrete products.

# # #